Exhibit 1

CEMEX TO DIGITALLY TRANSFORM ITS CUSTOMERS’

EXPERIENCE IN COLLABORATION WITH IBM

•	CEMEX teams up with IBM to digitally reinvent business operations across the construction industry ecosystem

MONTERREY, MEXICO AND ARMONK, NY, NOVEMBER 17, 2016 – CEMEX (NYSE: CX), one of the leading building materials companies in the world, and IBM (NYSE: IBM), today announced that CEMEX will undertake a sweeping digital transformation designed to improve its operations, substantially improve its customer experience and increase business efficiencies.

CEMEX’s digital transformation will enable real-time, mobile engagement with its building materials customers and distributors—companies that build everything from sports complexes and skyscrapers to houses and high-scale infrastructure around the world. CEMEX will deploy a suite of custom made-for-business apps, built to meet the needs of CEMEX’s customers, transforming how the entire company does business from attracting new clients to collecting payments, invoicing and after-sale support.

Beginning in early 2017, CEMEX will launch a suite of custom apps designed in collaboration with IBM iX (Interactive Experience) to create the best mobile-led customer experience in the building materials supply industry. CEMEX will follow a “speed-to-market” approach—launching a pilot project, followed by user testing, adjusting the solutions to meet the users’ needs, and then scaling the apps worldwide. For example, a new Foreman app that will enable construction foremen to manage many aspects of their ready-mix concrete orders in real-time is currently being field tested by select CEMEX customers in several markets prior to global implementation.

“At CEMEX, the future for our industry will be driven by the quality of the customer experience, not just the quality of the products and services. Our customers are increasingly expecting to have the same kind of experiences in working with businesses that they have in the consumer space,” said Fernando A. Gonzalez, CEMEX’s Chief Executive Officer. “By deploying IBM’s new and innovative methods of experience design and process reinvention, CEMEX can create a superior customer experience and more readily deliver higher value to our stakeholders.”

CEMEX is teaming up with IBM on one of the most comprehensive digital transformation strategies undertaken in the industry, including digital experience design, digital process reinvention, agile delivery, dev-ops implementation and business process operation. The transformation will fundamentally change how foremen, field operations managers, cement masons, concrete finishers, truck drivers and other construction professionals do their jobs and interact with CEMEX.

“We are committed to reinventing how work gets done using IBM iX and IBM Design as the new methods to reengineer business processes. We forged our partnership with Apple to change the nature of work by combining our expertise in customer experience design with our technological acumen,” said Jesus Mantas, General Manager, IBM Global Business Consulting Services. “The changes we are driving with CEMEX focus on digital reinvention and customer experience transformation at speed and scale. Our approach always starts with user experience—creating exceptionally elegant and simple ways for clients, employees and partners to better perform their jobs.”

CEMEX is also leveraging Mobile at Scale for iOS, a new IBM app design and development model for the rapid development and deployment of multiple iOS apps. This unique, integrated approach enables CEMEX to work closely with IBM to quickly and efficiently design, develop, deploy and maintain apps over their lifecycle.

To learn more about IBM iX, visit: https://ibm.biz/BdrUXg

For more information regarding IBM MobileFirst for iOS apps and services please visit www.ibm.com/mobilefirst/us/en/mobilefirst-for-ios.html or www.apple.com/business/mobile-enterprise-apps/

ABOUT CEMEX

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

CEMEX Contact Information

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52 (81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

IBM Contact Information

IBM Media Relations, Mexico

Susana Maldonado

+52-55-5270-6502

smaldona@mx1.ibm.com

IBM Media Relations, United States

Suzanne Cross

518-506-8848

suzanne.cross@us.ibm.com

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from those expressed or implied in this release. Neither of CEMEX or IBM assume an obligation to update or correct the information contained in this press release.